RECEIVED **Abbey Capital**

2008 MAY 20 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC [redacted]
100 F. Street North East
Washington DC
20549
USA

08002683

SUPPL

13 May 2008

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period April 1st to April 30th 2008.

- Monthly Performance Report for April.
- Daily NAV's for the ACL Alternative Fund for April.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

PROCESSED
MAY 27 2008
THOMSON REUTERS



RECEIVED

2008 MAY 20 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update April 2008 -2.0%, +11.9% Year-to-date

Summary

The ACL Alternative Fund USD Share Class A was down -2.0% in April and is +11.9% year-to-date. Reversals in the FX and fixed income markets were the main contributors to losses.

April saw a return of risk appetite to markets as generally positive corporate earnings reports and signs the Federal Reserve would pause its monetary easing spurred expectations that the US economy could weather the credit crisis. The USD subsequently strengthened and equity markets rose, while fixed income markets sold off.

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-4.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	2.5%	[illegible]	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	7.6%
2008	[illegible]	10.3%	-0.5%	-2.0%									11.9%

Figure for April 2008 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

FX

Throughout the month there was speculation that the Fed would signal an end to its rate cutting policy. Although at month-end rates were cut by -0.25% to 2%, the accompanying statement stressed the threat of inflation and the success of recent cuts in promoting growth. Therefore, despite initially weakening to a record low of 1.6018 against the EUR, the USD rallied into month-end to close stronger at 1.5571. The USD also rallied +4.5% versus the JPY (104.37), but weakened against the AUD as renewed risk appetite saw increased buying of higher-yielding currencies.

Equity

Equity indices climbed higher in April as uncertainty surrounding credit market losses eased and quarterly corporate earnings generally met expectations. Financial stocks rallied, despite absorbing credit losses currently estimated at $245 billion, as investors felt the end of the crisis may be in sight. The S&P 500 finished +4.8% higher, recording its biggest monthly gain since 2003 and reducing its year-to-date decline to -5.6%. In Europe, the DAX climbed +6.3% and the FTSE gained +6.8%. The Japanese Nikkei 225 had its biggest gain since July 1995, rising +10.6% with the banking sector unexpectedly strong.

Financials

Bond prices sold-off as risk appetite grew, demand for equities rose and higher US inflation threatened the value of bonds. Short term financial prices tumbled mid-month as the Libor rate jumped on revelations that some banks were deliberately understating their USD borrowing costs. The British Bankers' Association subsequently launched an investigation and threatened to ban any members guilty of mis-reporting rates.

Energy

A variety of factors saw crude oil rise to a record high of $119.93 during the month on supply concerns from Nigeria, closure of a North Sea pipeline and comments from OPEC officials dismissing any production increase. However, prices fell sharply to $113 on USD strength and growing US inventories.

Continued overleaf...

Performance Analysis

(as at 30th April 2008)

	ACL Alternative Program USD Share Class A (1st Dec 2000)	ACL Alternative Fund USD Share Class A (31st Jan 2002)
Cumulative Return	143.0%	103.2%
Annualised ROR	12.7%	11.846%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.2%	14.1%
Volatility from Nov 2003	12.8%	12.8%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.7	0.7

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 04[illegible]

Agriculture and Metals
Agricultural commodities finished mixed as fundamental factors generally directed price movements. Cocoa recovered from March's sell-off, closing +24% higher in April, on concern that violence ahead of the Ivory Coast presidential elections would disrupt exports. Corn prices rose on speculation US farmers will plant more profitable substitutes such as soybeans. The stronger USD and increased risk appetite saw decreased demand for gold, with the precious metal closing lower at $865.

Trading Style Analysis
Eight of the ACL Alternative Fund's nineteen managers finished positive in April as increased risk appetite saw reversals in a number of key trends, leading to losses for long-term trendfollowing strategies. Macro and Value trading finished negative with losses coming primarily from the financials sector, while specialist FX strategies incurred losses as the USD strengthened. Short-term systematic trading recorded gains, again providing diversification, as they capitalised on the volatility in fixed


ACL Alternative Program USD Share Class A
Cumulative Return - December 00 to April 08*
Current Value of $1,000 Invested in December 00 = $2,430

** Figure for April 08 is estimated**
* The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002

Correlation Table
(Monthly Returns from December-2000 to April 2008)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	[illegible]	[illegible]	[illegible]
S&P 500		1.0	1.0
MSCI World (gross local)	[illegible]	[illegible]	1.0

Source S&P 500, MSCI World: Bloomberg


ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: April 08*
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
-1.50%
Cumulative Gross Trading P&L
Energy
Currency - emerging markets
Grains
Softs
Metals - Base
Meats
Metals - Precious
ST Financial
LT Financial
Currency - majors
Equity Indices
Market Sector

*The above graph shows gross figures excluding interest and fees

Fund Class	Inception Date	NAV	Bloomberg	Sedol
ACL Alternative Fund USD Share Class A	January 2002	203.22	ACLALTF BH	3122967
ACL Alternative Fund EUR Share Class A	July 2004	143.68	ACLALTE BH	N/A
ACL Alternative Fund GBP Share Class B	January 2006	128.69	ACLALTG BH	N/A
ACL Alternative Fund USD Share Class B	July 2006	123.48	ACLALTB BH	N/A

ACL Alternative Fund Limited
Daily asset value calculation
Summary

30-Apr-08

*Submission of ACL Alternative Fund Ltd, file number **34999***

Date	Unit Value
31-Mar-08	207.320
1-Apr-08	203.260
2-Apr-08	204.320
3-Apr-08	203.560
4-Apr-08	205.200
7-Apr-08	205.000
8-Apr-08	204.610
9-Apr-08	207.860
10-Apr-08	206.660
11-Apr-08	208.110
14-Apr-08	207.620
15-Apr-08	207.160
16-Apr-08	208.820
17-Apr-08	207.700
18-Apr-08	207.670
21-Apr-08	208.150
22-Apr-08	209.820
23-Apr-08	208.910
24-Apr-08	206.250
25-Apr-08	205.570
28-Apr-08	206.090
29-Apr-08	203.510
30-Apr-08	203.220

END